FOR IMMEDIATE RELEASE:	February 1, 2010	PR10-02

Atna Resources Begins Trading on OTC Bulletin Board

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN - OTCBB:ATNAF) is pleased to announce that in addition to its primary trading market on the Toronto Stock Exchange, the stock has moved from the U.S. over-the-counter Pink Sheets to the over-the-counter Bulletin Board (“OTCBB”) and will be quoted under the symbol “ATNAF”.

The listing on the OTCBB provides U.S. shareholders with a more robust electronic trading platform including real time quotes to simplify trading activities. Jim Hesketh, President and CEO, stated, “This new service should increase Atna’s exposure to retail and institutional investors in the U.S.  In the future, Atna intends to pursue a listing on a major U.S. exchange. The move to the OTCBB is a positive first step in that direction.”

The OTC Bulletin Board is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities. An OTC equity security generally is any equity that is not listed or traded on NASDAQ or a national securities exchange.  OTCBB securities include national, regional, and foreign equity issues, warrants, units, American Depositary Receipts (ADRs) and Direct Participation Programs (DPPs). For more information please visit www.otcbb.com. Atna files its annual financials on Form 20-F and all other publicly disclosed documents on Form 6-K through EDGAR with the U.S. Securities and Exchange Commission to maintain an OTCBB listing.

About Atna

Atna Resources is building a successful gold mining company focused in the western U.S. and is dedicated to responsible gold production and the creation of sustainable value for its shareholders, employees and the communities where it operates. Atna commenced gold production at its Briggs Mine in Inyo County, California in May 2009, which is expected to produce 213,000 ounces of gold over a six year mine life. In addition, the company plans to begin development of the Reward gold property located in Nye County, Nevada in 2010. Atna has a pipeline of development and exploration gold properties including its 30 percent joint venture interest in the Pinson gold property, Humboldt County, Nevada and the Columbia gold project in Lewis and Clark County, Montana.

For additional information on Atna Resources, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements including the Company’s potential inability to meet the criteria required to pursue a listing on a major US exchange or its ability to increase its U.S. retail investor base. Other risk factors are discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2008 Form 20-F dated March 31, 2009.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182